Mail Stop 4561

September 15, 2009

Robert H.B. Baldwin, Jr.
President and Chief Financial Officer
Heartland Payment Systems, Inc.
90 Nassau Street
Princeton, NJ 08542

      Re: **Heartland Payment Systems, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2008
              Filed March 16, 2009
              File No. 001-32594

Dear Mr. Baldwin:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

              Sincerely,

              Kathleen Collins
              Accounting Branch Chief